UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is to update the Exhibit 99.1 to the Form 6-K furnished to the Securities and Exchange Commission on March 31, 2023, which contains the earnings release reporting the business and corporate updates as well as the unaudited financial results for the year ended December 31, 2022 of I-Mab (the “Earnings Release”), in order to reflect the financial impact resulted from the arbitration award it received recently in connection with the dispute between I-Mab with TRACON Pharmaceuticals (“Tracon”) to its unaudited consolidated balance sheets, unaudited consolidated statements of comprehensive income (loss) and reconciliation of GAAP and non-GAAP results for the year ended December 31, 2022. Details of the arbitration award in connection with the dispute between I-Mab and Tracon was announced by I-Mab on April 25, 2023 and furnished to the Securities and Exchange Commission on a current report on Form 6-K on the same day. For clarification, the updates contained herein are not due to any clerical error or omission, but the compliance with the appropriate accounting treatment based on a material event that occurred after the publication of the previously furnished Earnings Release. These updates are contained on pages 11, 12, 15, 16, 17 and 18 thereof. For details of these updates and the financial impact resulted from the arbitration award, please also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” in our annual report in Form 20-F for the fiscal year 2022 filed on May 1, 2023. A copy of the updated Earnings Release is being furnished herewith as Exhibit 99.1 and shall replace and supersede the previously furnished Earnings Release.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — I-Mab Provides Business and Corporate Updates and Reports Financial Results for the Year Ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Richard Yeh
Name	:	Richard Yeh
Title	:	Chief Operating Officer and Interim Chief Financial Officer

Date: May 1, 2023